UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On December 21, 2017, Summit Therapeutics plc (the “Company”) announced its entry into an exclusive License and Commercialization Agreement (the “License Agreement”) with Eurofarma Laboratórios S.A. (“Eurofarma”), pursuant to which the Company granted Eurofarma the exclusive right to commercialize ridinilazole (the “Licensed Product”), the Company’s product candidate for the treatment of Clostridium difficile infection (“CDI”), in Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Suriname, Dominican Republic, Uruguay and Venezuela (the “Licensed Territory”). The Company retains commercialization rights in the rest of the world (the “Summit Territory”).

Under the terms of the License Agreement, the Company is entitled to receive an upfront payment of $2.5 million and is entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the Licensed Territory in one of the Company’s two planned Phase 3 clinical trials of the Licensed Product. The Company is eligible to receive a further $1.0 million of development milestone payable upon the achievement of the primary endpoint in the planned Phase 3 clinical program. The Company is also eligible to receive a $1.2 million milestone payment related to the receipt of pricing and reimbursement approval of the Licensed Product in one of certain specified countries in the Licensed Territory, and up to $1.2 million in milestone payments upon the first commercial sale of the Licensed Product in two of certain specified countries in the Licensed Territory. Furthermore, the Company is entitled to receive a $3.0 million sales milestone when cumulative net sales of the Licensed Products equal or exceed $20.0 million in the Licensed Territory, a $7.5 million sales milestone when cumulative net sales equal or exceed $50.0 million in the Licensed Territory and a $7.5 million sales milestone when cumulative net sales equal or exceed $100.0 million in the Licensed Territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales of the Licensed Product in the Licensed Territory will result in the Company receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Company in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid- to high-teens percentage of cumulative net sales in the Licensed Territory. The Company estimates such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the Licensed Territory.

Under the License Agreement, Eurofarma is responsible for all costs related to obtaining regulatory approval of the Licensed Product in the Licensed Territory and is obligated to use commercially reasonable efforts to file applications for regulatory approval in specified countries in the Licensed Territory within a specified time period after the Company has filed an application for regulatory approval, or obtained regulatory approval, for the Licensed Product in a jurisdiction where the Company retains commercial rights. To assist Eurofarma in obtaining regulatory approvals in the Licensed Territory, the Company is responsible, at its expense, to conduct such additional chemistry, manufacturing and control studies as may be required by regulatory authorities in countries within the Licensed Territory. The Company retains sole responsibility for the clinical development of the Licensed Product in all countries and is responsible for all costs related to obtaining regulatory approval for the Licensed Product outside of the Licensed Territory.

The Company is obligated to use commercially reasonable efforts to supply or cause to be supplied to Eurofarma sufficient commercial supply of the Licensed Product, and Eurofarma has agreed to purchase its supply of the Licensed Product exclusively from the Company. If the Company is unable to supply Eurofarma with commercial supply of the Licensed Product during the term of the License Agreement, the Company is obligated to transfer to Eurofarma or its third-party suppliers’ know-how that would be needed for Eurofarma or its third-party suppliers to manufacture the Licensed Product for commercial sale in the Licensed Territory.

Unless earlier terminated, the License Agreement will expire upon the latest of (a) the earliest date on which there are no longer any valid patent claims covering the Licensed Product in the Licensed Territory, (b) the earliest date on which there is no longer regulatory exclusivity for the Licensed Product in the Licensed Territory or (c) ten years from the date of the first commercial sale of the Licensed Product in the Licensed Territory. The License Agreement may be terminated by Eurofarma in its entirety upon six months’ prior written notice any time after Eurofarma has paid to the Company the specified development milestones related to the Company’s planned Phase 3 clinical trials of ridinilazole. Either party may, subject to a cure period, terminate the License Agreement in the event of the other party’s uncured material breach. Eurofarma may also terminate the License Agreement under specified circumstances relating to the safety, efficacy or regulatory approvability of the Licensed Product or under specified circumstances if Eurofarma determines certain commercialization plans are no longer economically viable.

Each of the parties has granted to the other a right of reference to copy and use all information included in any regulatory filing in connection with such other party’s development, manufacture and commercialization, as applicable, of the Licensed Product in the territories where such other party retains such rights. In addition, during the term of the License Agreement, except in certain limited circumstances, Eurofarma has agreed not to commercialize any competing antibiotic treatments actively marketed for the treatment of CDI in the Licensed Territory or the Summit Territory without the Company’s prior written consent. The Company, similarly, has agreed not to commercialize any antibiotic treatments competing with the Licensed Products which would be actively marketed for the treatment of CDI in the Licensed Territory.

The foregoing description of certain terms of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the License Agreement that the Company intends to file as an exhibit to its annual report on Form 20-F for the fiscal year ending January 31, 2018. The press release announcing the License Agreement is attached hereto as Exhibit 99.1.

Forward-looking Statements

Any statements in this report about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the license and commercialization agreement with Eurofarma Laboratórios, including any potential future payments thereunder, clinical and preclinical development of the Company’s product candidates and the potential for their commercialization, the therapeutic potential of the Company’s product candidates, the potential submission of applications for regulatory approvals, the sufficiency of the Company’s cash resources, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission including the Company’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this report represent the Company’s views only as of the date of this report and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: December 21, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated December 21, 2017